PROSPECTUS SUPPLEMENT	Filed Pursuant to Rule 424(b)(5)
(to Prospectus dated April 2, 2020 and the Prospectus Supplement dated July 31, 2020)	Registration No. 333-237370

NANOVIRICIDES, INC.

Up to $13,667,676 of Common Stock

This prospectus supplement updates and amends certain information in our prospectus, dated April 2, 2020, and our prospectus supplement, dated July 31, 2020 (collectively, the “Prospectus”) relating to the offer and sale of shares of our common stock from time to time through B. Riley Securities, Inc. and Kingswood Capital Markets, a division of Benchmark Investments, Inc., as sales agents (collectively, the “Agents”), in an “at the market offering” (as defined in Rule 415 promulgated under the Securities Act of 1933), pursuant to an At Market Issuance Sales Agreement (the “Sales Agreement”), dated July 31, 2020, that we entered into with the Agents.

This prospectus supplement should be read in conjunction with the Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prospectus. This prospectus supplement is not complete without, and may only be delivered or utilized in connection with, the Prospectus and any future amendments or supplements thereto.

Our common stock is quoted on the NYSE American under the symbol “NNVC”. On December 2, 2020 the last reported sale price of our common stock on the NYSE American was $3.76 per share.

On October 13, 2020, the date we filed our Annual report on Form 10-K for the fiscal year ended June 30, 2020, our Prospectus became subject to the offering limits in General Instruction I.B.6 OF Form S-3. We are filing this prospectus supplement to update the amount of shares we are eligible to sell under General Instruction I.B.6 of Form S-3 and pursuant to the Sales Agreement. As of December 2, 2020, the aggregate market value of our common stock held by non-affiliates, or our public float, was approximately $41,003,028 which was calculated based on 10,049,762 shares of our outstanding common stock held by non-affiliates as of December 2, 2020, and at a price of $4.08 per share, the closing price of our common stock on the NYSE American on October 9, 2020 (a date within 60 days of the date hereof). Pursuant to General Instruction I.B.6 of Form S-3, in no event will the aggregate market value of securities sold by us or on our behalf in a primary offering pursuant to the registration statement of which this prospectus supplement forms a part during any 12-calendar-month period exceed one-third of our public float, so long as our public float is less than $75.0 million. During the 12 calendar months prior to and including the date of this prospectus supplement, we have not sold any securities pursuant to General Instruction I.B.6 of Form S-3.

We may currently offer and sell shares of our comment stock having an aggregate offering price of up to $13,667,676 from time to time under General Instruction I.B.6 of Form S-3. If our public float increases such that we may offer and sell more than $13,667,676 under General Instruction I.B.6 of Form S-3, we will file another prospectus supplement prior to making sales in excess of $13,667,676.

Investing in these securities involves a high degree of risk. See “RISK FACTORS” in the documents incorporated by reference in this prospectus supplement and the Prospectus, as they may be amended, updated or modified periodically in our reports filed with the Securities and Exchange Commission and any free writing prospectus that we have authorized for use in connection with this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying Prospectus. Any representation to the contrary is a criminal offense.

B. RILEY FBR	Kingswood Capital Markets division of Benchmark Investments, Inc.

The date of this Prospectus Supplement is December 3, 2020